Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 646 201 9246
Email: investors@RRsat.com

For Immediate Release

RRSAT DISTRIBUTES TRISTIT’S COMBINED TV MEDIA
THROUGH MOBILE AND INTERNET TECHNOLOGIES

OMER, Israel – September 9th, 2008 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it has signed an agreement with Tristit Group, for distribution services over Middle East and USA.

Tristit Group, a company with advanced expertise in the interoperability and the combining of TV media with Mobile and internet technologies, operates its own TV channels worldwide, with particular focus on mobile participation TV formats. Pursuant to the agreement, RRsat will distribute Tristit’s TV content to the Middle East and the United States. Tristit’s broadcast servers will be hosted at RRsat’s facilities and will be operated from Tristit’s EMEA head office in Turkey.

“We are very pleased that a leading media technology player, with expertise in the interoperability of Television, Internet and Mobile technologies, has chosen RRsat to distribute its services to the Middle East and US,” commented David Rivel, CEO and Founder of RRsat. “The convergence and increasing use of these technologies by content providers enables these providers to expand their offering and increase their competitive edge as visible through the reality television format, which allows the audience to participate and vote by SMS or through the Internet. I believe that this agreement is one of many from this innovative cross—media player, and we expect follow-on orders as we expand its distribution to Asia, East Europe and South America.”

“Our ability to support these innovative technologies and trends, with live distribution of audience-participative content globally, increases our repertoire of services and represents another competitive advantage for RRsat,” continued Mr. Rivel.

“RRsat provides us with the best possible professional services and support. RRsat’s extensive experience and high-end infrastructure creates an environment for us to enable us to grow faster while maintaining market dominance. We again thank RRsat for their partnership and continued support” stated Uzay Kadak, CEO and Founder of Tristit.

ABOUT RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 425 television and radio channels, covering more than 150 countries.

Visit the company’s website www.RRsat.com for more information.

ABOUT TRISTIT

Tristit, a disruptive innovative cross-media company, holds advanced expertise and execution power in combined TV, Mobile and Internet technologies and solutions.

In addition to serving multiple technology, media, entertainment, GSM and related companies Tristit also operates its own TV channels across the globe, focussing on mobile participation TV formats. Our expertise includes digital media platforms (TMAP), TV technologies, Mobile and Wireless applications and high-volume web-based database driven client/server applications.

Because of its worldwide operated TV, SMS and WEB platforms Tristit can deliver “one stop-shop” turnkey concept development and implementation generally faster than other companies.

For more information, visit www.tristit.com

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) the scope of the services we expect to provide and (iv) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2007 and our Current Reports on Form 6-K.

Information in this press release concerning Tristit was provided by Tristit, and has not been independently verified by RRsat.